CEA INDUSTRIES INC.

385 South Pierce Avenue, Suite C

Louisville, Colorado 80027

(303) 993-5271

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Gary Guttenberg

Re: CEA Industries Inc.

Registration Statement on Form S-1, File No. 333-261648

Registration Statement on Form 8-A12B, File No. 001-41266

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 10, 2022

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

CEA Industries Inc (the “Company”) hereby requests that the effective dates of each of the following be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, as applicable, in each case so that each will be declared and become effective at 5:00 p.m. Eastern time on February 10, 2022, or as soon thereafter as possible: (i) the Company’s Registration Statement on Form S-1, as amended (File No. 333-261648), and (ii) the Form 8-A12B (File No. 001-41266).

Please contact our counsel, Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Brian Knaley
Brian Knaley
Chief Financial Officer